SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

ON MARCH 4, 2008, KOOKMIN BANK FURNISHED A PUBLIC NOTICE REGARDING THE CONVOCATION OF ITS GENERAL MEETING OF SHAREHOLDERS FOR THE FISCAL YEAR 2007.

THE AGENDA FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 20, 2008 WAS ALSO RELEASED THROUGH TWO KOREAN DAILY NEWSPAPERS, AND THE DETAILED CONTENTS OF SUCH AGENDA ARE ALSO CURRENTLY BEING DISTRIBUTED TO SHAREHOLDERS OF KOOKMIN BANK FOR THEIR REFERENCE AS THEY EXERCISE THEIR VOTING RIGHTS.

AGENDUM 1. APPROVAL OF NON-CONSOLIDATED FINANCIAL STATEMENTS (BALANCE SHEET, INCOME STATEMENT AND STATEMENT OF APPROPRIATION OF RETAINED EARNINGS) FOR THE FISCAL YEAR 2007	3

AGENDUM 2. AMENDMENT OF THE ARTICLES OF INCORPORATION	4

AGENDUM 3. APPOINTMENT OF DIRECTOR(S)	7

AGENDUM 4. APPOINTMENT OF CANDIDATE(S) FOR THE MEMBERS OF THE AUDIT COMMITTEE WHO ARE NOT NON-EXECUTIVE DIRECTORS	9

AGENDUM 5. APPOINTMENT OF CANDIDATE(S) FOR THE MEMBERS OF THE AUDIT COMMITTEE WHO ARE NON-EXECUTIVE DIRECTORS	10

AGENDUM 6. APPROVAL OF AGGREGATE REMUNERATION LIMIT FOR DIRECTORS	11

Agenda for Annual General Meeting of

Shareholders for the Fiscal Year 2007

AGENDUM 1. APPROVAL OF NON-CONSOLIDATED FINANCIAL STATEMENTS (BALANCE SHEET, INCOME STATEMENT AND STATEMENT OF APPROPRIATION OF RETAINED EARNINGS) FOR THE FISCAL YEAR 2007

Please find the following Exhibits attached to this document:

Exhibit Index

99.1	Non-consolidated Balance Sheets as of December 31, 2007 and 2006

99.2	Non-consolidated Income Statements for the Years Ended December 31, 2007 and 2006

99.3	Non-consolidated Statements of Appropriations of Retained Earnings for the Years Ended December 31, 2007 and 2006

AGENDUM 2. AMENDMENT OF THE ARTICLES OF INCORPORATION

CURRENT	AMENDED (DRAFT)	REMARK

Article 5 (Method of Public Notices)

Public notices of the Bank shall be made in the Seoul Shinmun, a daily newspaper published in Seoul. However, if the Seoul Shinmun is not available due to circumstances beyond the Bank’s control, the public notices of the Bank shall be given in the Dong-a Ilbo.

Article 5 (Method of Public Notices)

 Public notices of the Bank shall be made in the Seoul Shinmun, a daily newspaper published in Seoul. However, if the Seoul Shinmun is not available due to circumstances beyond the Bank’s control, the public notices of the Bank shall be given in the Dong-a Ilbo.

(new Paragraph)	‚ Notwithstanding the provisions of Paragraph (1) above, a public notice of the financial statements pursuant to Article 41 of the Bank Act may be made by posting an electronic copy of the financial statements on the Korea Federation of Banks website.	Adding a new method for public notices of financial statements

(new Article)

Article 10-2 (Convertible Shares)

 The Bank may, pursuant to a resolution of the Board of Directors, issue shares that are convertible into common shares or preferred shares, in an amount not exceeding 20% of the total number of issued and outstanding shares of the Bank.

‚ The issue price of the new shares issued upon conversion shall be equal to the issue price of the convertible shares prior to conversion, and the number of shares to be issued upon conversion shall be equal to the number of common shares or preferred shares prior to conversion.

ƒ The conversion period shall be determined by a resolution of the Board of Directors and shall be a period that commences no earlier than 1 year, and ends no later than 10 years, from the issue date.

„ For the purpose of any distribution of dividends on the shares issued upon conversion, Article 14 hereof shall apply mutatis mutandis.

Providing basis for issuing convertible shares

CURRENT	AMENDED (DRAFT)	REMARK
(new Article)

Article 10-3 (Redeemable Shares)

 At the time of issuance of preferred shares, the Bank may, pursuant to a resolution of the Board of Directors, issue such preferred shares as redeemable shares that can be retired at the Bank’s discretion using its profits.

‚ The redemption price shall be the “issue price + additional amount”, where the additional amount shall be determined by a resolution of the Board of Directors at the time of issuance of such redeemable shares, considering various factors such as the dividend rate, market condition and general circumstances related to the issuance of such redeemable shares.

ƒ The redemption period for the redeemable shares shall be a period falling between (x) the day following the close of the Ordinary General Meeting of Shareholders for the fiscal year in which the redeemable shares were issued and (y) one month after the close of the Ordinary General Meeting of Shareholders for the fiscal year in which the 20th anniversary of the issue date falls, as determined by a resolution of the Board of Directors; provided, however, that in the case of redeemable shares which are required to be redeemed by the Bank upon the expiration of the redemption period, to the extent that any of the conditions listed below have occurred and remain outstanding, the redemption period shall be extended until such conditions have been resolved:

1. The holders of the redeemable shares did not receive the preferential dividends to which they are entitled.

2. The Bank is unable to redeem the redeemable shares during the redemption period due to a lack of sufficient profits.

„ The Bank may redeem the redeemable shares in whole at once or in part in installments; provided that, if the Bank is redeeming the redeemable shares in part, the Bank may select the shares to be redeemed by lottery, or proportionally from each holder. Fractional shares resulting from proportional redemption shall not be redeemed.

Providing basis for issuing redeemable shares

CURRENT	AMENDED (DRAFT)	REMARK

… If the Bank wishes to redeem the redeemable shares, the Bank shall provide public notice specifying its intention to redeem, the redeemable shares to be redeemed and a period of no less than one month during which holders will be required to present their share certificates to the Bank. The Bank must separately provide notice to the shareholders registered in the Bank’s registry of shareholders and the registered pledgees. Upon the expiration of period mentioned above, the Bank shall mandatorily redeem the redeemable shares.

† At the time of issuance of redeemable shares, the Bank may, pursuant to a resolution of the Board of Directors, issue the redeemable shares as convertible shares as provided for in Article 10-2 hereof.

ADDENDUM

(new Article)

Article 1 (The date of enforcement) This Article of Incorporation will take effect on and after March 20th of 2008(2008/3/20).

AGENDUM 3. APPOINTMENT OF DIRECTOR(S)

List of Nominees for Executive Directors

Name (Date of Birth)	Current Position	Career	Relationship with the largest shareholder	Transactions with the Bank during the past 3 years	Recommended by
Yong Hwa Cheong (Newly appointed) (07/12/1952)	Director, Business Operating Division, National Credit Union Federation of Korea

•    Director, Bank Examination Department 1, Financial Supervisory Service

•    Director, Examination Planning & Coordination Department, Financial Supervisory Service

•    Assistant Governor, Financial Supervisory Service

			None	None	Audit Committee Member Nominating Committee

In Gyu Choi (Newly appointed) (12/23/1955)	Senior Executive Vice President & Head of the Strategy Group, Kookmin Bank

•    General Manager, Strategic Planning Team, Kookmin Bank

•    General Manager, Seochobuk Branch, Kookmin Bank

•    General Manager, Human Resources Supporting Department, Kookmin Bank

•    Executive Vice President, Strategic Planning Division, Kookmin Bank

			None	None	CEO & President

Donald H. MacKenzie (Newly appointed*) (12/20/1948)	Senior Executive Vice President & CFO, Kookmin Bank	• Partner, KPMG Peat Marwick • Vice President, Goldman Sachs • Managing Director, ING Barings • Country Manager, ING Bank Japan • Senior Executive Vice President & CRO, Kookmin Bank	None	None	CEO & President

*	Donald H. MacKenzie previously served as an executive director of Kookmin Bank from 2003 to 2006.

List of Nominees for Non-Executive Directors

Name (Date of Birth)	Current Position	Career	Relationship with the largest shareholder	Transactions with the Bank during the past 3 years	Recommended by
Dam Cho (Reappointed) (08/01/1952)	Professor, Chonnam National Univ.	• Lecturer, Hongik Univ. • Advisory Professor, Samsung Fire & Marine Insurance Co., Ltd. • President, Korean Financial Management Association	None	None	Non-Executive Director Nominating Committee

Suk Sig Lim (Newly appointed) (07/17/1953)	Professor, Univ. of Seoul	• Assistant Professor, Univ. of Alberta • Member, Examination Committee, FSS • Vice President, Korea Accounting Institute • Non-executive Director, Korea Ratings	None	None	Non-Executive Director Nominating Committee

Sang Moon Hahm (Newly appointed) (02/02/1954)	Dean, KDI School of Public Policy and Management	• Assistant Professor, Virginia Tech • Chief Researcher, Korea Institute of Finance • Professor, KDI School of Public Policy and Management	None	None	Non-Executive Director Nominating Committee

Han Kim (Newly appointed) (02/17/1954)	President & Chairman, Uclick	• Executive Director, Daishin Securities Co., Ltd. • Vice Chairman, Meritz Securities Co., Ltd. • Non-executive Director, Dongyang Fire & Marine Insurance Co., Ltd.	None	None	Non-Executive Director Nominating Committee

Chan Soo Kang (Newly appointed) (11/23/1961)	President & Chairman, Kang & Company. Ltd.	• Executive Director, BT Wolfensohn • CEO, Seoul Securities Co., Ltd. • Adjunct Professor, Ewha Womans Univ.	None	None	Non-Executive Director Nominating Committee

AGENDUM 4. APPOINTMENT OF CANDIDATE(S) FOR THE MEMBERS OF THE AUDIT COMMITTEE WHO ARE NOT NON-EXECUTIVE DIRECTORS

List of Nominee for member of Audit Committee who is not Non-Executive Director

Name (Date of Birth)	Current Position	Career	Relationship with the largest shareholder	Transactions with the Bank during the past 3 years	Recommended by
Yong Hwa Cheong (Newly appointed) (07/12/1952)	Director, Business Operating Division, National Credit Union Federation of Korea

•   Director, Bank Examination Department 1, Financial Supervisory Service

•   Director, Examination Planning & Coordination Department, Financial Supervisory Service

•   Assistant Governor, Financial Supervisory Service

			None	None	Audit Committee Member Nominating Committee

AGENDUM 5. APPOINTMENT OF CANDIDATE(S) FOR THE MEMBERS OF THE AUDIT COMMITTEE WHO ARE NON-EXECUTIVE DIRECTORS

List of Nominees for members of Audit Committee who are Non-Executive Directors

Name (Date of Birth)	Current Position	Career	Relationship with the largest shareholder	Transactions with the Bank during the past 3 years	Recommended by
Kee Young Chung (Reappointed) (09/07/1948)	Professor, Accounting Keimyung Univ. (C.P.A)	• President, Korea Accounting Institute • Chairman, Korea Accounting Association • Member, Examination Committee, FSS	None	None	Audit Committee Member Nominating Committee

Dam Cho (Reappointed) (08/01/1952)	Professor, Chonnam National Univ.	• Lecturer, Hongik Univ. • Advisory Professor, Samsung Fire & Marine Insurance Co., Ltd. • President, Korean Financial Management Association	None	None	Audit Committee Member Nominating Committee

Suk Sig Lim (Newly appointed) (07/17/1953)	Professor, Univ. of Seoul	• Assistant Professor, Univ. of Alberta • Member, Examination Committee, FSS • Vice President, Korea Accounting Institute • Non-executive Director, Korea Ratings	None	None	Audit Committee Member Nominating Committee

Han Kim (Newly appointed) (02/17/1954)	President & Chairman, Uclick	• Executive Director, Daishin Securities Co., Ltd. • Vice Chairman, Meritz Securities Co., Ltd. • Non-executive Director, Dongyang Fire & Marine Insurance Co., Ltd.	None	None	Audit Committee Member Nominating Committee

Chee Joong Kim (Newly appointed) (12/11/1955)	Partner, Barun Law	• Presiding Judge, Seoul Eastern District Court • Presiding Judge, Seoul Administrative Court • Presiding Judge, Patent Court • Presiding Judge, Seoul High Court	None	None	Audit Committee Member Nominating Committee

AGENDUM 6. APPROVAL OF AGGREGATE REMUNERATION LIMIT FOR DIRECTORS

	Annual General Meeting of Shareholders for the fiscal year 2001	Annual General Meeting of Shareholders for the fiscal year 2007
No. of Directors (No. of Non-executive Director)	13 (10)	15 (10)

Aggregate Remuneration Limit	8 billion Won	8 billion Won*

*	8 billion Won will be proposed as the maximum amount of aggregate remuneration that may be disbursed to the directors of Kookmin Bank for the fiscal year 2008. The board of directors will approve and ratify the payment allocation. Additionally, 140,000 shares (or the equivalent amount) will be proposed as the maximum aggregate amount of shares that may be disbursed from October 30, 2007 to October 29, 2010 to the directors of Kookmin Bank as long-term incentives over the term of their office. The board of directors will approve and ratify the standard and method of allocation and payment of such shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: March 4, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO

Exhibit 99.1

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions)
ASSETS
Cash and due from banks	(Won)	6,544,754	(Won)	6,568,306
Securities		30,777,359		29,382,480
Loans		171,549,993		149,867,182
Tangible assets		2,298,743		2,137,732
Other assets		7,695,189		7,250,781

	(Won)	218,866,038	(Won)	195,206,481

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Deposits	(Won)	138,858,691	(Won)	130,019,916
Borrowings		50,250,481		39,042,684
Other liabilities		13,719,105		11,088,924

		202,828,277		180,151,524

SHAREHOLDERS’ EQUITY :
Common stock		1,681,896		1,681,896
Capital surplus		6,258,297		6,258,297
Accumulated other comprehensive income		356,412		899,542
Retained earnings		7,741,156		6,215,222

		16,037,761		15,054,957

	(Won)	218,866,038	(Won)	195,206,481

Exhibit 99.2

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions except per share amounts)
OPERATING REVENUE:
Interest income:
Interest on due from banks	(Won)	13,007	(Won)	27,973
Interest on securities		1,440,186		1,350,320
Interest on loans		12,146,901		10,652,569
Other interest income		36,522		32,026

		13,636,616		12,062,888

Gain on valuation and disposal of securities:
Gain on valuation of trading securities		3,570		14,113
Gain on disposal of trading securities		95,174		53,230
Gain on disposal of available-for-sale securities		808,396		182,325
Reversal of impairment loss on available-for-sale securities		31,784		84,443

		938,924		334,111

Gain on disposal of loans		27,112		36,311

Foreign exchange trading income		533,862		245,067

Commission income		1,571,103		1,341,814

Fees and commissions from trust accounts		93,406		97,141

Dividends income		10,956		7,492

Other operating income:
Gain on derivatives trading		2,922,375		4,419,007
Gain on valuation of derivatives		1,262,897		935,487
Gain on valuation of fair value hedged items		212,295		35,828
Other operating income		72,280		103,728

		4,469,847		5,494,050

Total operating revenues		21,281,826		19,618,874

OPERATING EXPENSES:
Interest expenses:
Interest on deposits		4,144,124		3,433,480
Interest on borrowings		2,449,474		1,796,009
Other interest expenses		81,336		54,991

		6,674,934		5,284,480

Loss on valuation and disposal of securities:
Loss on valuation of trading securities		50,745		7,191
Loss on disposal of trading securities		88,785		48,084
Loss on disposal of available-for-sale securities		24,977		15,283
Impairment loss on available-for-sale securities		75,710		124,266

		240,217		194,824

Gain on valuation and disposal of Loans:
Provision for possible loan losses		533,952		1,009,498
Loss on disposal of loans		8,555		17,222

		542,507		1,026,720

Foreign exchange trading losses		309,848		295,880

Commission expenses		593,123		464,400

General and administrative expenses		3,693,254		3,225,155

(Continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions except per share amounts)
Other operating expenses:
Provision for acceptances and guarantees losses		18,125		8,932
Loss on derivatives trading		2,785,890		4,080,808
Loss on valuation of derivatives		1,548,944		1,015,822
Loss on valuation of fair value hedged items		4,061		31,517
Other operating expenses		637,537		785,353

		4,994,557		5,922,432

Total operating expenses		17,048,440		16,413,891

OPERATING INCOME	(Won)	4,233,386	(Won)	3,204,983

NON-OPERATING REVENUE		444,899		366,293

NON-OPERATING EXPENSES		148,415		163,681

INCOME BEFORE INCOME TAX		4,529,870		3,407,595

INCOME TAX EXPENSE		1,756,027		935,484

NET INCOME	(Won)	2,773,843	(Won)	2,472,111

BASIC NET INCOME PER SHARE (In currency units)	(Won)	8,246	(Won)	7,349

DILUTED NET INCOME PER SHARE (In currency units)	(Won)	8,228	(Won)	7,349

Exhibit 99.3

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean Won
	2007		2006
	(In millions)
RETAINED EARNINGS BEFORE APPROPRIATIONS:
Retained earnings (accumulated deficit) carried forward from prior years	(Won)	95	(Won)	59
Effect on valuation of securities using the equity method		(20,400)		(1,582)
Net income		2,773,843		2,472,111

		2,753,538		2,470,588

APPROPRIATIONS:
Legal reserve		277,400		247,300
Voluntary reserve		1,651,500		994,900
Dividend		824,129		1,227,784
Other reserve		476		509

		2,753,505		2,470,493

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEARS	(Won)	33	(Won)	95